Calculation of the Registration Fee

Title of each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
2.300% Senior Medium-Term Notes, Series G due 2019	$1,150,000,000	$148,120

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Pricing Supplement dated September 4, 2014 (To Prospectus dated June 25, 2013 and Prospectus Supplement dated June 25, 2013) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-189568

Senior Medium-Term Notes Series G

(U.S. $ Fixed Rate)

$1,150,000,000 2.300% Senior Notes Due 2019

Trade Date: September 4, 2014

Original Issue Date: September 11, 2014

Principal Amount: $1,150,000,000

Net Proceeds to Issuer: $1,148,056,500

Price to Public: 99.981% plus accrued interest, if any, from September 11, 2014

Commission/Discount: 0.15%

Agent’s Capacity:         x         Principal Basis                  Agency Basis

Maturity Date: September 11, 2019

Interest Payment Dates: Semi-annually on the 11th day of March and September of each year, commencing March 11, 2015 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day; the amount of interest payable will not be adjusted for such postponement)

Interest Rate: 2.300% per annum

Redemption Commencement Date: August 11, 2019

Initial Redemption Percentage: 100%

Redemption Price: Initial Redemption Percentage times the principal amount of the Notes redeemed

Optional Redemption: Redeemable in whole or in part at the option of the issuer on or after the Redemption Commencement Date at the Redemption Price, plus accrued and unpaid interest thereon to the date of redemption on written notice given to the registered holders of the Notes not less than 10 nor more than 60 calendar days prior to the date of redemption

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry

Certificated

Redemption:		The Notes cannot be redeemed prior to maturity

	x	The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity

The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:		Yes x No

Recent Developments: On August 22, 2014, the Brazilian postal workers’ pension plan (Instituto de Seguridade Social dos Correios e Telégrafos, known as “Postalis”) filed a lawsuit against a BNY Mellon Brazilian subsidiary in civil court in Rio de Janeiro. Postalis, a Brazilian asset servicing client of BNY Mellon, seeks to recover investment losses it incurred in an exclusive investment fund called Brasil Sovereign II Fundo de Investimento de Dívida Externa, for which BNY Mellon has served as administrator since its inception. Although the investments at issue were directed by the independent third-party asset manager that managed the fund at the time, the lawsuit alleges that BNY Mellon did not fulfill its contractual obligations to monitor the manager. The complaint alleges losses of approximately $88 million.

United States Federal Income Tax Consequences: Payments of interest on the Notes are potentially subject to the FATCA withholding discussed on page S-32 of the accompanying prospectus supplement. Payments of gross proceeds from a sale or other disposition of the Notes may also be subject to FATCA withholding unless the disposition occurs before January 1, 2017. Holders should read the discussion of FATCA withholding under “United States Federal Income Tax Consequences—Withholdable Payments to Foreign Financial Institutions and Other Foreign Entities” on page S-32 of the accompanying prospectus supplement and consult their own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
Morgan Stanley & Co. LLC	$287,500,000
Credit Suisse Securities (USA) LLC	287,500,000
Wells Fargo Securities, LLC	287,500,000
BNY Mellon Capital Markets, LLC	115,000,000
Lloyds Securities Inc.	34,500,000
PNC Capital Markets LLC	34,500,000
RBC Capital Markets, LLC	34,500,000
U.S. Bancorp Investments, Inc.	34,500,000
MFR Securities, Inc.	17,250,000
Loop Capital Markets LLC	11,500,000
Cabrera Capital Markets, LLC	5,750,000

Total	$1,150,000,000

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

We estimate that we will pay approximately $214,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.